UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

October 26, 2005

_____

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046
Waltham, Massachusetts   02454-9046
(Address of principal executive offices)   (Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; dependence on customers' capital spending policies and government funding policies; use and protection of intellectual property; exposure to product liability claims in excess of insurance coverage; retention of contingent liabilities from businesses that the Registrant sold; realization of future savings from new productivity initiatives; implementation of the Registrant's branding strategy; implementation of strategies for improving internal growth; the effect of exchange rate fluctuations on international operations; identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. While the Registrant may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and, therefore, these forward-looking statements should not be relied upon as representing the Registrant's views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On October 26, 2005, the Registrant announced its financial results for the fiscal quarter ended October 1, 2005. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated October 26, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 26th day of October, 2005.

THERMO ELECTRON CORPORATION

By: /s/ Peter E. Hornstra
      Peter E. Hornstra
      Corporate Controller and Chief Accounting
      Officer

Exhibit 99.1



News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
Kenneth J. Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermo.com

Thermo Electron Reports 25% Revenue Growth in Third Quarter 2005 Driven by New Products and Acquisitions

WALTHAM, Mass., October 26, 2005 – Thermo Electron Corporation (NYSE: TMO) today reported that revenues grew 25% to $679 million in the third quarter of 2005, compared with $542 million in 2004, including a 20% increase from acquisitions and no effect from currency translation. GAAP diluted earnings per share (EPS) were $.35 in the 2005 quarter, compared with $.65 in the year-ago period (which included a gain of $.39 from discontinued operations). GAAP operating income in 2005 increased 4%, and GAAP operating margin was 9.1%, versus 11.0% in 2004, due primarily to amortization of intangibles and costs from previously announced integration actions related to recent acquisitions.

Adjusted EPS grew 25% to $.40 in the third quarter of 2005, compared with $.32 in the year-ago quarter. Adjusted operating income increased 41%, and adjusted operating margin rose 160 basis points to 14.7%, versus 13.1% in 2004.

Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed at the end of this press release under the heading "Use of Non-GAAP Financial Measures."

Third Quarter Highlights

- Revenues grew 25%
- Adjusted EPS increased 25%
- Adjusted operating margin rose 160 basis points
- Mass spectrometry portfolio greatly enhanced through new product developments and strategic acquisition
- Point of Care diagnostics business divested at quarter end

"We delivered another excellent quarter across the board, with significant growth in revenues, adjusted EPS and adjusted operating margin," said Marijn E. Dekkers, president and chief executive officer of Thermo Electron. "Our performance continues to be driven by the strength of new products and strategic acquisitions.

"Our focused R&D investments have led to a number of new product offerings this year, especially in mass spectrometry, where we are the clear technology leader. Our breakthrough LTQ Orbitrap™ mass spectrometer introduced last quarter is already contributing to growth. In the third quarter, we introduced three more mass spectrometry systems that enhance a range of laboratory processes – from drug discovery to earth sciences and environmental analysis. In addition, our recent acquisition of Ionalytics Corporation further broadens our portfolio with complementary ion-separation technologies.

"Our impressive results this quarter were also fueled by strategic acquisitions made earlier in the year – a record investment for Thermo that has created significant opportunities for growth. I'm pleased to report that we continue to make excellent progress with the integration of Kendro. In addition, we sold our Point of Care diagnostics business, which was not a strategic fit for the long term."

Mr. Dekkers added, "Based on our expectations for the fourth quarter, we are raising the low end of our adjusted EPS guidance for the year, and now expect to report from $1.51 to $1.54 in 2005, an increase of 21 to 23% over last year's $1.25. We expect to report an 18 to 19% increase in revenues for the full year, in the range of $2.61 to $2.63 billion." (This adjusted EPS guidance, which is a non-GAAP measure, excludes approximately $.11 of expense per quarter from the amortization of acquisition-related intangible assets for acquisitions completed through the third quarter of 2005 and certain other items detailed at the end of this press release under the heading "Use of Non-GAAP Financial Measures.")

Life and Laboratory Sciences

The Life and Laboratory Sciences segment reported a 35% revenue increase in the third quarter of 2005 to $516 million, versus $383 million in 2004. GAAP operating income for the segment increased 3% in the 2005 quarter, and GAAP operating margin was 10.9%, versus 14.2% a year ago. Adjusted operating income grew 42% in the 2005 period, and adjusted operating margin increased to 17.1%, compared with 16.2% in 2004.

Measurement and Control

Revenues in the Measurement and Control segment increased to $163 million in the third quarter of 2005, compared with $159 million a year ago. GAAP operating income for the segment was flat versus the year-ago period, and GAAP operating margin was 8.9%, compared with 9.1% last year. Adjusted operating income rose 14% in the 2005 period, and adjusted operating margin increased to 12.3%, from 11.1% in 2004.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS and adjusted operating income also exclude certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards and the impact of the resolution of significant tax audits. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

Specifically:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with our recent Kendro acquisition. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude charges related to the sale of inventories revalued at the date of acquisition, as we believe these charges are not indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of the resolution of significant tax audits, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from the sale of our equity interests in Newport Corporation and Thoratec Corporation, as well as other items such as the sale of a business or real estate and the early retirement of debt. (We sold our remaining shares of Newport and Thoratec during the second quarter of 2005.)

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as the impact of accounting principles not yet adopted and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Electron will hold its earnings conference call today, October 26, at 9:00 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S., or 973-633-6740 outside the U.S. You may also listen to the call live on the Web by visiting www.thermo.com. Click on "About Thermo," then "Investors." An audio archive of the call will be available in that section of our Web site until Friday, November 25, 2005. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under the heading "Financial Reports," in the Investors section of our Web site.

About Thermo Electron

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner and safer place. Thermo's Life and Laboratory Sciences segment provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories. Thermo's Measurement and Control segment is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. Based near Boston, Massachusetts, Thermo has revenues of more than $2.7 billion, and employs approximately 11,000 people in 30 countries. For more information, visit www.thermo.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; dependence on customers' capital spending policies and government funding policies; use and protection of intellectual property; exposure to product liability claims in excess of insurance coverage; retention of contingent liabilities from businesses we sold; realization of potential future savings from new productivity initiatives; implementation of our branding strategy; implementation of strategies for improving internal growth; the effect of exchange rate fluctuations on international operations; identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

###

Consolidated Statement of Income (unaudited)

(In thousands except per share amounts)	Three Months Ended			
	October 1, 2005		October 2, 2004	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 679,411	$ 679,411	$ 542,315	$ 542,315
Costs and Operating Expenses:				
Cost of revenues (c)	373,712	371,956	291,360	291,023
Selling, general and administrative expenses	168,754	168,754	147,346	147,346
Amortization of acquisition-related intangible assets	25,569	-	6,079	-
Research and development expenses	38,784	38,784	32,874	32,874
Restructuring and other costs, net (d)	10,482	-	5,035	-
	617,301	579,494	482,694	471,243
Operating Income	62,110	99,917	59,621	71,072
Interest Income	2,198	2,198	2,459	2,459
Interest Expense	(8,307)	(8,307)	(2,677)	(2,677)
Other Income, Net	3,358	3,358	2,689	2,689
Income from Continuing Operations Before Income Taxes	59,359	97,166	62,092	73,543
Provision for Income Taxes (e)	(18,762)	(31,836)	(19,451)	(21,125)
Income from Continuing Operations	40,597	65,330	42,641	52,418
Loss from Discontinued Operations (includes income tax benefit of $541 in 2004)	-	-	(940)	-
Gain on Disposal of Discontinued Operations (net of income tax provision of $11,456 in 2005; includes income tax benefit of $4,322 in 2004)	17,137	-	64,835	-
Net Income	$ 57,734	$ 65,330	$ 106,536	$ 52,418
Earnings per Share from Continuing Operations:				
Basic	$ .25		$ .26	
Diluted	$ .25		$ .26	
Earnings per Share:				
Basic	$ .36		$ .66	
Diluted	$ .35	$ .40	$ .65	$ .32
Weighted Average Shares:				
Basic	161,794		161,514	
Diluted	165,635	165,635	165,570	165,570

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), the tax consequences of these items (note e) and results of discontinued operations.

(c) Reported results in 2005 include $1,374 of charges for the sale of inventories revalued at the date of acquisition and $382 of charges for accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations. Reported results in 2004 include $276 of charges for accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations and $61 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2005 and 2004 include restructuring and other items consisting principally of severance and abandoned facility and other expenses of real estate consolidation.

(e) Adjusted provision for income taxes excludes $13,074 and $1,674 of incremental tax benefit in 2005 and 2004, respectively, for the items in (b) through (d).

Segment Data (f)(g)(h)(k)

(In thousands except percentage amounts)

	Three Months Ended	
	October 1, 2005	October 2, 2004
Life and Laboratory Sciences		
Revenues	$ 516,047	$ 383,162
GAAP Operating Income	56,200	54,508
Cost of Revenue Charges (i)	1,142	276
Restructuring and Other Items (j)	6,823	2,127
Amortization of Acquisition-related Intangible Assets	24,098	5,183
Adjusted Operating Income	$ 88,263	$ 62,094
GAAP Operating Margin	10.9%	14.2%
Adjusted Operating Margin	17.1%	16.2%
Measurement and Control		
Revenues	$ 163,364	$ 159,153
GAAP Operating Income	14,555	14,533
Cost of Revenue Charges (i)	614	61
Restructuring and Other Items (j)	3,445	2,102
Amortization of Acquisition-related Intangible Assets	1,470	895
Adjusted Operating Income	$ 20,084	$ 17,591
GAAP Operating Margin	8.9%	9.1%
Adjusted Operating Margin	12.3%	11.1%
Consolidated (including Corporate Costs)		
Revenues	$ 679,411	$ 542,315
GAAP Operating Income	62,110	59,621
Cost of Revenue Charges (i)	1,756	337
Restructuring and Other Items (j)	10,482	5,035
Amortization of Acquisition-related Intangible Assets	25,569	6,079
Adjusted Operating Income	$ 99,917	$ 71,072
GAAP Operating Margin	9.1%	11.0%
Adjusted Operating Margin	14.7%	13.1%

(f) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(g) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(h) Depreciation expense in 2005 was $8,190 at Life and Laboratory Sciences, $2,803 at Measurement and Control and $12,340 Consolidated. Depreciation expense in 2004 was $7,188 at Life and Laboratory Sciences, $2,195 at Measurement and Control and $10,204 Consolidated.

(i) Includes items described in note (c).

(j) Includes items described in note (d).

(k) Book-to-bill ratio was 1.01 in the third quarter of 2005.

Consolidated Statement of Income (unaudited)

(In thousands except per share amounts)	Nine Months Ended			
	October 1, 2005		October 2, 2004	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 1,892,240	$ 1,892,240	$ 1,592,656	$ 1,592,656
Costs and Operating Expenses:				
Cost of revenues (c)	1,039,852	1,026,631	861,956	858,875
Selling, general and administrative expenses	498,325	498,325	434,963	434,963
Amortization of acquisition-related intangible assets	52,092	-	15,529	-
Research and development expenses	114,544	114,544	99,735	99,735
Restructuring and other costs, net (d)	12,427	-	9,008	-
	1,717,240	1,639,500	1,421,191	1,393,573
Operating Income	175,000	252,740	171,465	199,083
Interest Income	8,125	8,125	6,045	6,045
Interest Expense	(18,749)	(18,749)	(8,100)	(8,100)
Other Income, Net (e)	36,681	9,087	17,795	8,181
Income from Continuing Operations Before Income Taxes	201,057	251,203	187,205	205,209
Provision for Income Taxes (f)	(58,117)	(76,607)	(54,320)	(59,032)
Income from Continuing Operations	142,940	174,596	132,885	146,177
Income from Discontinued Operations (includes income tax benefit of $36,321 in 2004)	-	-	43,018	-
Gain on Disposal of Discontinued Operations (net of income tax provision of $15,728 in 2005; includes income tax benefit of $4,322 in 2004)	23,873	-	64,835	-
Net Income	$ 166,813	$ 174,596	$ 240,738	$ 146,177
Earnings per Share from Continuing Operations:				
Basic	$ .89		$ .81	
Diluted	$ .87		$ .79	
Earnings per Share:				
Basic	$ 1.03		$ 1.47	
Diluted	$ 1.02	$ 1.07	$ 1.43	$ .87
Weighted Average Shares:				
Basic	161,335		164,097	
Diluted	165,008	165,008	168,696	168,696

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items (note f) and results of discontinued operations.

(c) Reported results in 2005 and 2004 include $13,221 and $3,081, respectively, of charges primarily for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2005 include restructuring and other items consisting principally of severance, abandoned facility and other expenses of real estate consolidation and net gains on the sale of buildings. Reported results in 2004 include restructuring and other items consisting principally of severance, abandoned facility and other expenses of real estate consolidation, gain on the sale of a business and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $27,594 and $9,614 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation in 2005 and Thoratec Corporation in 2004, respectively.

(f) Adjusted provision for income taxes excludes $18,490 and $3,812 of incremental tax benefit in 2005 and 2004, respectively, for the items in (b) through (e) and $900 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe.

Segment Data (g)(h)(i)	Nine Months Ended	
(In thousands except percentage amounts)	October 1, 2005	October 2, 2004
Life and Laboratory Sciences		
Revenues	$ 1,396,814	$ 1,118,451
GAAP Operating Income	157,105	154,636
Cost of Revenue Charges (j)	12,374	2,897
Restructuring and Other Items (k)	4,929	2,769
Amortization of Acquisition-related Intangible Assets	48,485	13,289
Adjusted Operating Income	$ 222,893	$ 173,591
GAAP Operating Margin	11.2%	13.8%
Adjusted Operating Margin	16.0%	15.5%
Measurement and Control		
Revenues	$ 495,426	$ 474,205
GAAP Operating Income	45,008	41,131
Cost of Revenue Charges (j)	847	184
Restructuring and Other Items (k)	6,647	4,623
Amortization of Acquisition-related Intangible Assets	3,604	2,238
Adjusted Operating Income	$ 56,106	$ 48,176
GAAP Operating Margin	9.1%	8.7%
Adjusted Operating Margin	11.3%	10.2%
Consolidated (including Corporate Costs)		
Revenues	$ 1,892,240	$ 1,592,656
GAAP Operating Income	175,000	171,465
Cost of Revenue Charges (j)	13,221	3,081
Restructuring and Other Items (k)	12,427	9,008
Amortization of Acquisition-related Intangible Assets	52,092	15,529
Adjusted Operating Income	$ 252,740	$ 199,083
GAAP Operating Margin	9.2%	10.8%
Adjusted Operating Margin	13.4%	12.5%

(g) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(h) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(i) Depreciation expense in 2005 was $22,733 at Life and Laboratory Sciences, $7,264 at Measurement and Control and $33,252 Consolidated. Depreciation expense in 2004 was $22,169 at Life and Laboratory Sciences, $7,273 at Measurement and Control and $31,864 Consolidated.

(j) Includes items described in note (c).

(k) Includes items described in note (d).

Condensed Consolidated Balance Sheet (unaudited)

(In thousands)	October 1, 2005		Dec. 31, 2004	
Current Assets:				
Cash and cash equivalents	$	193,459	$	326,886
Short-term available-for-sale investments		8,690		185,369
Accounts receivable, net		521,381		469,553
Inventories		395,559		336,711
Other current assets		142,737		151,135
		1,261,826		1,469,654
Property, Plant and Equipment, Net		288,212		261,041
Acquisition-related Intangible Assets		476,867		158,577
Other Assets		178,543		174,428
Goodwill		1,940,397		1,513,025
	$	4,145,845	$	3,576,725
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	167,415	$	15,017
Other current liabilities		526,539		521,159
Current liabilities of discontinued operations		36,962		42,552
		730,916		578,728
Long-term Deferred Income Taxes and Other Long-term Liabilities		181,621		106,377
Long-term Obligations:				
Senior notes		383,269		135,232
Subordinated convertible obligations		77,234		77,234
Other		11,593		13,604
		472,096		226,070
Total Shareholders' Equity		2,761,212		2,665,550
	$	4,145,845	$	3,576,725